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                     [LETTERHEAD OF HAGAN & BURNS, CPA'S PC]


October 14, 1998


Mr. Lee Levinson
Klein Maus and Shire

Re: Kahn, Edwards & Co.

Dear Mr. Levinson:

Per our conversation this is to confirm that we did not have any problems with our former client, Kahn, Edwards & Co. relating to the financial and reporting issues with respect to our audit for the year ended 12/31/95.

Sincerely,

/s/ Rosemary A. Burns
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Rosemary A. Burns
Partner